[redacted]

SECU 14045441 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-49219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Burke (212) 583-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 23 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/23/14

6/24/14

OATH OR AFFIRMATION

I, Gerald Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bloomberg Tradebook LLC, as of December 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH M. SHERMAN
NOTARY PUBLIC, STATE OF NY
ID #01SH6C02645
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 2/17/20 16

Signature

Chief Financial Officer
Title

Notary Public 6/11/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2013

pwc

Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2013

pwc

Independent Auditor's Report

To the Members of Bloomberg Tradebook LLC:

We have audited the accompanying statement of financial condition of Bloomberg Tradebook LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bloomberg Tradebook LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$201,319,033
Cash segregated under federal and other regulations	25,135,704
Receivable from brokers and dealers, net of allowance of $763,040 (Note 4)	9,601,360
Securities Borrowed	22,841,800
Deposits and receivable from clearing organizations	31,510,001
Receivable from customers	20,029,646
Receivable from affiliates	761,385
Securities owned, at fair value (cost $5,518,637)	5,516,923
Deferred tax assets	355,205
Other assets	1,800,937
Total assets	$318,871,994
Liabilities and Members' Equity	
Liabilities	
Soft dollars payable	$16,155,379
Payable to affiliates	3,880,480
Accounts payable and accrued expenses	6,752,970
Deferred revenue	151,169
Payables to brokers and dealers	5,534,763
Payables to customers	19,145,209
Accrued employee compensation	10,577,892
Deferred compensation	4,488,249
Total liabilities	66,686,111
Contingencies and guarantees (Note 9)	
Members' equity	252,185,883
Total liabilities and members' equity	$318,871,994

The accompanying notes are an integral part of the financial statement.

1. Organization and Nature of Business

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company, collectively (the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA")

The Company was formed to provide customers of the Bloomberg Financial Information Network ("Bloomberg Professional"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System mainly processes equities, futures and options transactions. The Company earns commission revenue on securities transactions it processes and incurs expenses for executing and clearing services provided by third-party broker-dealers.

The Company has self-clearing registrations or memberships with various U.S. self-regulatory organizations ("SROs") and clearing organizations for U.S. equities. In April 2013, Bloomberg Tradebook LLC changed from an introducing broker dealer where all accounts where introduced to a registered clearing member for equity clearance to a self-clearing member.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The U.S. Dollar is the functional currency of the Company.

Prior to May 24, 2013, the consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary BSEF LLC ("BSEF"). All significant intercompany accounts and transactions with the Company and its subsidiary have been eliminated. Post distribution of BSEF, the financial statements are not required to be prepared on a consolidated basis as the Company has no subsidiaries.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2013, the Company has a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000.

Securities Owned, at Fair Value and Securities Sold, but Not Yet Purchased
All "securities owned, at fair value" and "securities sold, but not yet purchased" are recorded at fair value. Associated revenue and expenses are recorded on trade date.

Securities Transactions
Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions and execution cost payables.

Receivables from customers consist of customer deliveries that were not fulfilled at December 31, 2013 and commissions earned. Payables to customers primarily consist of customer's securities transactions that were not fulfilled at December 31, 2013.

Securities Borrowed
Securities borrowed are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are recorded at the amount of cash collateral advanced, adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition. The amount borrowed as of December 31, 2013 was $22,841,800.

The Company engages in securities borrowed transactions as part of its self-clearing process primarily to facilitate customer transactions, including failed settlements.

Revenues and Executing and Clearing Fees
Commissions and related expenses from executing and clearing transactions for customers are recorded on trade date.

Interest income is earned on cash and cash equivalents and is accrued daily.

Soft Dollars
Under a commission management program, soft dollar arrangements are entered into between the Company and its customers. Commission payments that exceed customer commitments are allocated in the respective customer soft dollar accounts. As the Company acts as an agent in these transactions, it records such amounts on a net basis. Customer payments for research and research related services are reflected in these soft dollar accounts.

3. Fair Value Measurement

ASC 820 (*Fair Value Measurements and Disclosures*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical

assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Fair Value Measurements on a Recurring Basis			
Description	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total**
Assets				
U.S. Government*	$ 999,987	$ -	$ -	$ 999,987
Money Market Fund	$ 45,307,836	$	$	$ 45,307,836
Common Stock	$ 4,516,936	$ -	$ -	$ 4,516,936
Total assets	$ 50,824,759	$ -	$ -	$ 50,824,759

**Security represents a US Government T-Bill with a maturity date of February 6, 2014 and is held on deposit at a clearing broker.*

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, segregated cash, receivables from brokers and dealers, clearing organizations, customers & affiliates, soft dollars payable, payable to affiliates, accounts payables, payables to brokers and dealers & customers. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments listed above are considered Level 2.

4. Cash Segregated Under Regulations

Cash segregated under Federal and Other regulations represents special reserve bank accounts for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"). At December 31, 2013, cash of $25,135,704 is segregated in Special Reserve Bank Accounts and primarily represents funds allocated to customers as a result of soft dollar transactions.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations at December 31, 2013:

	Receivables from	Payables to
Broker-dealers	$ 10,199,378	$ -
Clearing organizations	31,510,001	927,740
Securities borrowed	22,841,800	-
Securities failed-to-deliver/receive	-	4,607,023
Other	165,023	-
	64,716,202	5,534,763
Allowance for doubtful accounts	(763,040)	-
Total	$ 63,953,162	$ 5,534,763

The Company monitors collections and payments and maintains an allowance for doubtful accounts. An allowance for doubtful accounts on receivable from brokers, dealers and clearing organizations is to absorb potential credit losses. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

6. Receivables from Customers

The following is a summary of receivables from and payables to customers at December 31, 2013:

	Receivables from	Payables to
Customers	$ 820,806	$ 220
Customer deliveries that were not fulfilled	19,208,840	19,144,989
Total	$ 20,029,646	$ 19,145,209

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables to absorb potential credit losses. The Company uses an aging method to establish the bad debt provision and is based upon the following:

Days Aged	30-59	60-89	90-119	>=120
Percentage of Write Off	10%	15%	30%	50%

The allowance for doubtful accounts recorded for the year ended December 31, 2013 was $66,096.

7. Employee Compensation

Bloomberg provides non-executive employees with compensation under various deferred compensation plans. Deferred compensation payable in more than twelve months is recorded at a discount. There is a long term deferred incentive program ("LTIP") with variable award amounts equal to a percentage of employees' total average annual compensation over a period as defined within the program. A portion of the LTIP is payable in August 2014 and the remainder is payable based on the Partnership's achievement of a revenue goal with the payout amounts linked to the timing of the achievement of this goal. The estimates used to record the LTIP liability and related expense are based on projected employee turnover, increases in compensation and revenue growth which impacts the anticipated attainment date for achieving the revenue goal.

In addition, the Company has an annual cash bonus plan which is linked to departmental performance, achievement of individual goals and a bonus target, which is adjusted based on terminal installations and attainment of certain revenue targets.

8. Unincorporated Business Tax

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members of the Company. However, the Company is subject to the New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred compensation	$	286,389
Unrealized loss on investment		494
Net Operating Loss		53,817
Allowance for doubtful accounts		14,505
	$	355,205

The deferred tax asset amounting to $355,205 as of December 31, 2013 is the result of temporary differences arising from prior years' net operating losses and deferred compensation. Management believes that it is more likely than not that deferred tax asset will be realized; therefore, no valuation allowance was recorded for the deferred tax asset as of December 31, 2013.

The Company is currently not under UBT examination by the NYC taxing authority. Tax years prior to 2010 are closed to examinations.

9. Related Party Transactions

License Fee
Bloomberg licenses the use of the Bloomberg Professional to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the fee paid equaled the product of Bloomberg's total cost incurred during the year for programming, and hosting, the System and 120% (the "Tradebook Mark-Up") less the Total Tradebook System Credit (as defined in the licenses and services agreement in effect). Under this agreement, the fee paid would be only to the extent such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA.

Affiliate Service Fee
Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. As part of these services, the Company receives marketing services from certain Bloomberg subsidiaries and must pay each affiliate a fee for such services, approximately equal to the product of .50 times 110% of the operating costs.

At December 31, 2013, $514,754 related to these service agreements is due and included in "Payable to affiliates" in the Statement of Financial Condition. In addition, the Company must be reimbursed for any excess fees provided to such affiliates. At December 31, 2013, $3,286 related to the service agreements is due and included in "Receivable from affiliates" in the Statement of Financial Condition.

Terminal Rebate Fees
In addition, the Company must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions effectuated on the Tradebook System. The Company also reimburses Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2013, $95,959 is due to Bloomberg, which is included in "Payable to affiliates" in the Statement of Financial Condition.

Executing and Clearing Fees

The Company receives executing and clearing services through an affiliated broker dealer for Non US Equities. The clearing services are provided by third party clearing firms. As part of the arrangement, the affiliate collects commissions on behalf of the Company on settled trades. At December 31, 2013, the Company has a balance of $758,099 for unremitted commissions earned and this is included in "Receivable from affiliates" in the Statement of Financial Condition.

The Company provides executing and clearing services to an affiliated broker-dealer. As part of the arrangement, the Company collects commissions on behalf of the affiliate. At December 31, 2013, $3,087,331 of commissions is due to an affiliate and included in "Payables to affiliates" in the Statement of Financial Condition.

The remaining $182,436 included in "Payable from affiliates" in the Statement of Financial Condition relates to other balances.

The Company has transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

10. Contingencies and Guarantees

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Indemnifications

In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the Bloomberg Professional service or approved computer-to-computer interfaces that are executed, cleared and settled by Company, and in certain cases, unrelated clearing brokers. These transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to customer and certain clearing agreements, the Company may be required to reimburse clearing organizations, central clearing facilities and / or its clearing agents, without limit, for any losses due to any counterparty's failure to satisfy is contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There was no liability recorded at December 31, 2013 for customer nonperformance.

In addition, the Company has the right to pursue collection or performance from its customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers, clearing organizations, central clearing facilities and all customers with which it conducts business. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Company's clearing agents, clearing organization and central clearing facilities at December 31, 2013.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the Bloomberg Professional in the event of errors in transmission and/or processing caused by the Bloomberg Professional. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a

variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

Guarantees
Pursuant to a clearing service agreement, the Company has issued a guarantee in favor of a third-party service provider for the prompt payment and settlement of security transactions processed by an affiliate. The amount of the guarantee is limited to an amount by which $150,000,000 exceeds the tangible net worth of that affiliate as of the date of enforcement. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there are no amounts to be indemnified to the guaranteed party at December 31, 2013.

11. Distributions

The Company recognizes distributions when declared. During the year ended December 31, 2013, the Company declared and distributed its wholly owned subsidiary, BSEF LLC, to Bloomberg and a cash distribution to its member, Bloomberg T-Book Inc.,. All distributions when made are in proportion to the members' equity.

12. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, permitted by the rule, which requires that the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit arising from customer transactions, as defined. At December 31, 2013, the Company had excess net capital of $240,856,008 and its net capital requirement was $674,385.

13. Customer Protection Reserve Requirement

The Company is subject to the Securities and Exchange Act's Broker Dealer Customer Protection Rule 15c3-3. The Company computes a weekly calculation under the alternative method, which requires a 3% reduction on its aggregate debits items. At December 31, 2013, the Company had $25,135,704 in a segregated customer reserve bank account.

14. Subsequent Events

In February 2014, Bloomberg Tradebook LLC changed from an introducing broker dealer where all accounts where introduced to a registered clearing member for Canadian and Mexican equity clearance to a self-clearing member.

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